Exhibit 99.1

Sapiens Announces General Availability of Upgraded DECISION Suite

Sapiens DECISION Suite version 6.2 enhancements designed to reduce the cost of implementing and changing regulations and policies in support of accelerated application development

Holon, Israel and Cary, North Carolina – February 1, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that its upgraded Sapiens DECISION Suite is now generally available. The enhanced 6.2 version features advanced compliance traceability, an improved user experience and accelerated policy change capabilities.

“To help organizations thrive in the current climate of regulatory and technological change, we designed Sapiens DECISION version 6.2 to make it easier to implement modifications to regulations and policies, but more importantly, to provide clear linkages back to the source of the original change request,” said Larry Goldberg, senior vice president for products and evangelist, Sapiens DECISION. “The enhanced user experience and usability enabled with this upgrade is expected to result in reduced cost of change, increased productivity and faster time to market.”

The suite will enable business and IT leaders across vertical markets to manage the traceability of policies, regulations and requirements, and map them to the relevant business logic. Customers will also benefit from the ability to import, query and report on these relationships.

Due to the difficulties inherent in verifying back to the source requirement, it is a challenge for today’s leaders to confirm that their software applications are accurately executing business policies. Traceability capabilities can mitigate that challenge when seamlessly incorporated in software development tools, by providing proof that the policies and subsequent changes to those policies are properly implemented in the processes, systems and machinery across the organization.

In addition to its improved traceability, Sapiens DECISION Suite 6.2 offers improved impact analysis via upgraded calculation precision for large number and financial calculations. It also features accelerated policy change, powered by:

•	Advanced management, reporting and productivity for policy traceability to business logic
•	Improved in-flight change capabilities for approved rule family views (perspectives), which drives user productivity and speeds time to market
•	Enhanced sharing, migration and maintenance of decision views and rule family views

To learn more about Sapiens DECISION Suite 6.2’s new features, you can listen to Sapiens DECISION’s webinar: http://info.sapiens.com/sapiens-decision-manager-v62.html.

About the Sapiens DECISION Suite

The Sapiens DECISION Suite is the only complete decision management solution. It is a business tool which enables the discovery, modeling, validation, testing and management of business logic. Components are available as standalone offerings, or collectively as the complete DECISION Suite. With the suite, organizations can more effectively create, deploy and maintain systems and processes by accelerating application development and managing the entire application development change cycle more efficiently. For more information: Sapiens DECISION Suite.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1.201.250.9414

Phone: +972.3.790.2026

Email: Yaffa.cohen-ifrah@sapiens.com